UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
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SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
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GENERAL MOTORS CORPORATION

(Name of Subject Company (issuer))

GENERAL MOTORS CORPORATION

(Names of Persons Filing Statement)
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Common stock, par value $1 2/3 per share (Title of Class of Securities)	370442105 (CUSIP Number of Class of Securities)
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Copy to:

Warren G. Andersen, Esq. General Motors Corporation 300 Renaissance Center Detroit, Michigan 48265 (313) 665-4921	Joseph P. Gromacki Jenner & Block LLP One IBM Plaza Chicago, Illinois 60611 (312) 222-9350

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR RELEASE: 2005-05-04

GM Statement on Shareholder Activity

Detroit — General Motors today learned that Tracinda Corporation intends to make a tender offer for approximately 4.95 percent of its shares. Tracinda also disclosed a previously acquired stake of GM shares.

The public disclosure relating to Tracinda’s recent and intended acquisitions of GM shares stated they are “solely for investment purposes.”

GM typically does not express a view on specific investor activity. GM’s board and management are committed to enhancing shareholder value for all of our investors.

Contact(s):

Toni Simonetti
212-418-6380

Thomas Kowaleski
313-667-3437

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THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF GENERAL MOTORS. THIS FILING RELATES SOLELY TO A PRELIMINARY COMMUNICATION MADE BEFORE THE COMMENCEMENT OF AN ANTICIPATED TENDER OFFER BY TRACINDA CORPORATION FOR COMMON STOCK OF GENERAL MOTORS.

IF AND WHEN A TENDER OFFER IS COMMENCED, TRACINDA CORPORATION WILL FILE A TENDER OFFER STATEMENT AND GENERAL MOTORS WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) WITH RESPECT TO THE TENDER OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT, WHEN THEY BECOME AVAILABLE, SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL STOCKHOLDERS OF GENERAL MOTORS, AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE SEC) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE MADE AVAILABLE AT NO CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV.